UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A
(Amendment No. 1)

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of November 2016

Commission file number 0-30070

AUDIOCODES LTD.

(Translation of registrant’s name into English)

1 Hayarden Street • Airport City, Lod 7019900 • ISRAEL

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                                      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXPLANATORY NOTE

This Amendment No. 1 on Form 6-K/A (“Amendment No. 1”) amends the Form 6-K filed on November 10, 2016 (the “Original Form 6-K”) by AudioCodes Ltd.

This Amendment No. 1 is being filed for the purpose of correcting the second paragraph under the caption “Record Date and Shares Outstanding” on page 1 of the Proxy Statement included in Exhibit 99.1 to the Original Form 6-K, wherein the number of Ordinary Shares outstanding and held in treasury were inadvertently transposed. Accordingly, such paragraph is hereby amended and restated to read as follows: “As of November 1, 2016, 55,316,720 Ordinary Shares were issued, of which 33,096,969 Ordinary Shares were outstanding and 22,219,751 Ordinary Shares were held in treasury.”

Other than the foregoing, all other information set forth in the Original Form 6-K, including the Notice of and Proxy Statement for the Annual General Meeting of Shareholders and Form of Proxy Card filed therewith as exhibits, remains unchanged.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AUDIOCODES LTD.
(Registrant)

By:	/s/ NIRAN BARUCH
Niran Baruch
Vice President Finance and
Chief Financial Officer

Dated: November 15, 2016